UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

Suite 210, 2nd Floor, Windward III, Regatta Office Park

PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On April 2, 2026, Namib Minerals (the “Company”) issued a press release announcing its audited financial results for the year ended December 31, 2025.

Resignation of Director

Effective April 1, 2026, Molly P. Zhang (aka Peifang Zhang) resigned as a director of the Company. Ms. Zhang’s decision did not involve any disagreement with the board of directors of the Company, or the Company’s management, operations, policies or practices

This report on Form 6-K, including the press release being furnished in this report as Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated April 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	Chief Legal Officer

Date: April 2, 2026

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